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                              July 13, 2023

       Mark Newbauer
       Chief Executive Officer
       Mike the Pike Productions, Inc.
       20860 N. Tatum Blvd. Suite 300
       Phoenix AZ 85050

                                                        Re: Mike the Pike
Productions, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed June 26, 2023
                                                            File No. 000-55298

       Dear Mark Newbauer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 on Form 10-12G filed June 26, 2023

       Item 1A. Risk Factors , page 10

   1. Please include a risk factor addressing the risks associated with any failure on your part to comply with your
reporting obligations under the Securities Exchange Act of 1934, as amended. In your risk
factor, please disclose the fact that the financial statements included in your Form 10-12G
were stale at the time that your Form 10-12G went effective.
       Our certificate of Incorporation authorizes the issuance of preferred stock, page 12

   2. We note your revision concerning the CEO being able to control the company as a result of his holding of
preferred shares. Please provide similar disclosure in your Business of the Issuer discussion.
 Mark Newbauer
FirstName  LastNameMark
Mike the Pike Productions, Newbauer
                           Inc.
Comapany
July       NameMike the Pike Productions, Inc.
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
General

3. We note your disclosure in response to comment 26 that you are listed on the Expert
         Market. Please revise your disclosure to clarify and include risk factor disclosure regarding the warning or designation in relation to your common stock that is eligible for
         Unsolicited Quotes Only.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Jennifer Lopez Molina at 202-551-
3792 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services